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                             [Steri-Oss Letterhead]


VIA FACSIMILE
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AND CERTIFIED MAIL
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Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-1004
Attention: Roland St. Paul, Esq. (Mail Stop 7-6)

     Re:  Registration Statement on Form S-1
          (Reg. No. 333-34397)

Ladies and Gentlemen:

     On behalf of Steri-Oss, Inc., a Delaware corporation (the "Company"), we hereby withdraw the Company's Registration Statement on Form S-1 (Registration No. 333-34397) due to adverse market conditions.

     Should you have any questions regarding this matter, please do not hesitate to contact the undersigned.

                                        Very truly yours,

                                        STERI-OSS, INC.


                                        By:   /s/ Bruce D. Nye
                                              Chief Financial Officer

Enclosures
cc w/enc.:     Ms. Clare DeLabar (Mail Stop 7-6)
               Frederick A. Randall, Jr., Esq.
               Barbara Borden, Esq.
               Steven Stockdyk, Esq.